UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Content

On April 16, 2026, the Company issued a press release announcing the pricing of its private placement, which is furnished as Exhibit 99.1 to this report on Form 6-K (this “Report”). A form of the securities purchase agreement entered into in connection with the private placement and the Company’s corporate presentation are attached hereto as Exhibit 10.1 and Exhibit 99.1 to this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: April 16, 2026

Form 6-K Exhibit Index

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
99.1	Press Release of the Registrant, dated April 16, 2026
99.2	Adlai Nortye Ltd. April 2026 Corporate Presentation

3